Filed by Embraer-Empresa Brasileira de Aeronáutica S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embraer-Empresa Brasileira de Aeronáutica S.A.
Commission File No. 1-15102

          In connection with the proposed restructuring (the “Restructuring”), Embraer and Rio Han will file important documents with the SEC.  Investors and security holders are urged to carefully read these documents when they become available, because they will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

          The documents attached hereto may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the Restructuring by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding enhanced access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

TABLE OF CONTENTS

1.          Transcript of Conference Call held on January 20, 2006

Operator:

Good morning, ladies and gentlemen, and welcome to the audio conference call that will discuss Embraer’s new capital structure proposal. Thank you for standing by. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions to participate will be given at that time.  If you should require assistance during the call, please press star followed by zero.

As a reminder, this conference is being recorded and webcasted at www.embraer.com.

This conference call includes forward-looking statements or statements about events or circumstances which have not occurred.  Embraer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the business and its future financial performance.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, in Brazil and in other markets where the Company is present.

The words believes, may, will, estimates, continues, anticipates, intends, expects and similar words are intended to identify forward-looking statements.  Embraer undertakes no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed on this conference call might not occur.  The Company’s actual results could differ substantially from those anticipated in the forward-looking statements.

Participants on today’s conference call are Mr. Vitor Hallack, Chairman of the Board, Mr. Maurício Botelho, Chief Executive Officer, Mr. Antonio Luiz Manso, Chief Financial Officer and Mrs. Anna Cecilia Bettencourt, Head of Capital Markets & IR.

I would now like to turn the conference over to Mr. Botelho. Please go ahead, sir.

Maurício Botelho:

Good morning. It is for us a matter a joy being here today with all of you, a moment where we have just recently announced the restructuring of our capital structure, which I think will open new ways and avenues for Embraer. So, after this information has been disclosed in a wide way in our Internet website as well as in the CVM and SEC, so, in the SEC it will be disclosed very soon, Anna here is looking at me with beautiful eyes saying “what are you saying?”, not exactly (inaudible), but we are very pleased with the developments, and we had yesterday, late in the evening, the approval from our board for this operation, which will be then submitted to the general shareholder meeting, which will take place on March 31st, to decide on the operation.

We are here with the chairman of the company, Vitor Hallack; we are with Antonio Luiz Manso; Anna Cecilia, and we will be very glad in answering any questions that you may have to clarify the operation. Thank you. Please.

Rodrigo Goes - UBS:

Hi, guys, thank you very much for hosting the call, my question is more with regards to timing of things and the exact steps that you expect to take place over the quarter, the next few months. Could you just run us through the procedures here and the timing?

Anna Cecilia Bettencourt:

Yes, we are filing today with SEC the documents published here in Brazil, the protocolo, the incorporation documents, then soon we will file also Form F-4 which will allow us to go on with the projects, and then, as soon as we have the clearance from the SEC regarding this Form F-4, we will send a notice to the all shareholders, including the ADS holders, to vote for this general shareholders meeting.

Rodrigo Goes:

When do you expect for that to happen?

Anna Cecilia Bettencourt:

We are currently finalizing the documents related to the SEC, the (inaudible), so as soon as we file with SEC, we will know if there will be any comments from them or not, so, that is a whole process that we expect to have concluded by the time before this general shareholders meeting.

Rodrigo Góes:

OK. So you are still subject to comments from them.

Anna Cecilia Bettencourt:

We do not know.

Rodrigo Góes:

OK. And do you have the intention of, I guess it is not up to you guys, but is there the intention on part of the controlling shareholders to pursue a secondary offering at some point, and that you are aware of?

Maurício Botelho:

Well, at this point, there is no plan in that respect. What we have in place is the reason why this operation was structured, was to provide flexibility to the company in terms of its capital structure, as well as looking forward for having the controlling shareholders’ agreement issue solved in a permanent and long-term basis; so, at this point, we are with lock-up in shares for 6 months for the controlling shareholders and shares from the management as well, so that is what we have forecasted at the moment. If something will come, it will be things of the future that will have to be dealt properly in due time.

Rodrigo Goes:

OK, thank you very much.

Joe Nadol - JP Morgan:

Good morning, and thanks for hosting the call. Mauricio, I was sorry to see the announcement just come across that you are retiring next year.

Maurício Botelho:

No, no, I am not retiring! I will keep being the gentleman of the company! That is right, Joe, that is right. My responsibility as the CEO of the company will end by April next year, but I will at the board of directors, chairman of the board for 3 years, including this first year, and then I will be able to prepare this transition from a controlling group shareholding control to a pulverized control, and at the same time I will be handling this transition in terms of my succession, and I think that this is something that came as an understanding on the care that was required to make a smooth and effective transition in this situation.

Joe Nadol:

OK. Any initial thoughts on whether the search for the CEO successor will be internal, external, or both?

Maurício Botelho:

Well, Joe, one of my first meetings with my executive officers, practically 11 years ago, I told them that our ability to grow would be limited by our capabilities, our capacity in preparing competent and efficient people, which would share the same entrepreneurial values that we do believe are the best values to be practiced, and if you look at us at that time, and you if you look at us nowadays, you will see that we have been growing as much as over 10 times from that time.

So, if we look at the people, in fact they were those who made this happen, we have been able to prepare a lot of people with abilities to handle of the company. Today, I think that I am not able to tell you if it will be from the company or from outside the company, but I am surely confident that I can present to the board very good names that we have in sight, and which could be my successor.

Joe Nadol:

OK, I understood. Additional question, the press release that you put out 3 days ago on the new capital structure plan, I mean, actually you repeated this somewhere in your earlier comments, that the main goal here is to provide long-term growth opportunities by facilitating access to the capital markets; I am wondering if there are any long-term growth opportunities you can see now that would require the issue into primary shares and their raising additional capital to pursue them.

Maurício Botelho:

Joe, if you look at our present developments, they are all funded. So, you know that we are developing 2 aircrafts for the executive aircraft business, we are studying models of executive jets based on our 170 and 190, but today there is nothing significant coming on, but we are looking for new ways to develop our (inaudible), and the airline market as well as we are looking at the defense market (inaudible) to see if there are other ways to progress in that area. Furthermore, we see that the service and customer support requires a very large, a significant operation, in terms of a worldwide operation to sustain our product, or to support our product.

But, when we look at today, as I said, the financial equation for the “in course” programs, they are all settled. But looking to the future, we have ideas, they are not today finalized, not yet being either, in the point of being analyzed as a business idea, but for sure, I think that when we look to this scenario where we are involved, growth is something that we have to pursue. At the same time, you just can grow if you have flexibility in your capital structure to handle it.

So, today, I do not have any perspective on issuing new shares, or calling for new capital, or whatever, but what is important is that in having this operation approved, we will have added a very important element to the flexibility issue that we pursue in our company. As you remember, the five columns that I think support our successful business are technology, people, global presence, flexibility and cash, and this is the sort of flexibility that will provide us cash, which will provide us the ability to answer more customer demand, and this, I think it is absolutely relevant.

Joe Nadol:

OK. Thank you, Maurício.

Maurício Botelho:

Our pleasure.

Ron Epstein - Merrill Lynch:

Good morning, Maurício.

Maurício Botelho:

Ron, how are you doing?

Ron Epstein

I am good, how are you?

Maurício Botelho:

Very cold at your home? Here is a beautiful summer.

Ron Epstein:

Is it? Is it? I have to come down to visit.

Maurício Botelho:

Welcome, welcome, that was my intent.

Ron Epstein:

Just following-up on Joe’s question. I mean, the company is very conservatively capitalized, and I guess my impression was that was your philosophy, that the company should be that way, to get through the ups and downs that happen in the commercial aerospace. Do you foresee that changing, and if you can give a better appreciation strategically, why the change in capital structure really is important?

Maurício Botelho:

See, Ron, look at our recent past. Not so recent, we are talking about 10 years ago. We have invested, along this time, something like US$ 2.3 billion, that is a huge amount of money, 70% of it was dedicated to new programs developments, 30% to new industrial capabilities, new systems, new methods, new processes, and we have also expanded our operations in a significant way.

We are looking at scenarios, scenarios where are now inserted. You see, we are not anymore a provider of aircrafts just for regional airlines, we are providing aircrafts for much more sophisticated operations. We are providing, and we have the strategic intent to become a very strong player in the executive aircraft business. Because of that, we have to look at our operations in the world with another view, in terms of our capabilities to serve the customer anywhere.

So, these are issues that are under consideration, we have to face this point. We funded this huge investment using different sources, we had, for sure, the investment of our controlling shareholders, I will just remind all of you that we had from January 1995 to August 1997 something like US$ 620 million cash capital increase provided by our controlling shareholders, not for the investment only, but also to sustain the cash demand of the company at that time.

But we also had two fundings, this investment was supported by only two government agencies finance at market price, and will guarantee sustainability. BNDES financed us with US$ 114 million, with 167% on that value, as we will guarantee. We had FINEP, another institution, financing US$ 36 million. So, all we had from development agencies, was US$ 140 million out of the US$ 2.3 billion.

The rest came from our IPO, and the increase of our shares here in Brazil as well. We got also investments from our industrial partners, they invested about US$ 50 million in the 145 development, and about 250 in our 170-190 development.

So, and also, our cash generation. Of course, we had, in some time, we had also financed, that was recently, the IFC finance, which was also helping us, but the point is that the cash is a must in this business. When you look to the scenario, and you look to the opportunities, you have to be flexible in terms of how to get more capital, how to get these programs funded, so this is the point.

Today, I do not need capital, today everything is set. No concern about it, we have everything in place, and moving fast. So, what we are concerned with is how to build the future, and this is, the flexibility in capital support, is of fundamental importance, because if you need it, you would get it just across, you have to be prepared to get to that point, and this is what we are building, we are building additional capabilities for the future, and the future will come, and we will present what are our thoughts when they are real thoughts.

Ron Epstein:

Just a follow-up question. With the new capital structure, do you think it increases the probability that Embraer could work with other aerospace companies in the world on products?

Maurício Botelho:

I think so, I think so. Today we are with our commercial aircrafts, already developed and reaching a limit, this limit is 150 seat aircraft. It is madness thinking about developing a 150, or a 180 seat aircraft, because we will be hitting a market where two giants are solidly established. So, this is not the way to do it.

However, look at both giants today. They are involved in so many developments altogether, simultaneously, that maybe they will require a strong, proven, and efficient capability that can operate technically at the same level that they can, and in terms of cost effectiveness, at a much more efficient way. So, if I were them, I would be looking at us, to work together.

Ron Epstein:

Very good, thank you very much, Maurício.

Maurício Botelho:

Thank you Ron, a pleasure.

Ron Epstein:

Take care.

Todd Ernst - Neuberger:

Yes, good morning.

Maurício Botelho:

Good morning, how are you doing?

Todd Ernst:

Good, how are you doing?

Maurício Botelho:

Very well.

Todd Ernst:

Good. Have you received any push backs from the common shareholders that are not the controlling shareholders, because they are not getting the same kind of premium that the controlling shareholder are getting for their common shares?

Maurício Botelho:

What I think is that this is something that was already evaluated. If you look at what is happening with the shares today, I think that the market understood the situation, but I think that the possibilities of growth, the possibilities of adding value to the company is by far superior than what this dilution, or the lack of the same benefit would represent for them. Our calculations in terms of the dilution would represent something like 2.3%, our shares yesterday, they grew in the NYSE over 3%. So, in Brazil it was about 2.7%. So, this means this dilution is irrelevant to that point.

However, if you took this sort of premium, I think that it is fair to talk about that. When you think that, and this is very clear in the valuations that were provided by Goldman Sachs, our investment bank who helped us in this operation. The valuation represented, the premiums in similar, if you look at the discounted cash flow approach, or if you look at the similar transactions in terms change of control, or not involving change of control. The premium would vary from 0% to 40% or to 34%, that’s the figure; so, if you think about 9%, it is a modest premium and I think it is fair, fair for all, for the controlling shareholders and fair for the other shareholders, because the dilution in the (inaudible) they could handle with that is very much absorbable with the valuation of the share.

So, that is how I feel it was.

Todd Ersnt:

OK, thank you.

Maurício:

I think that there is another point, which is agreed in relevance and importance, when we talk about operations like that, you have to involve all sort of shareholders. In this case, in our Brazilian law, it is required that exactly 50% +1 of the voting shares approving it. We extended this concept; we understood that considering that we are inserted in the global market, we have been trading in New York as well with shareholders of different views and cultures; we decided to end, we, when I mean we is the company and including the controller shareholders, decided to provide minorities the veto power on this transaction.

We are establishing a first stage in the voting process, which is that controlling shareholders and management are retaining their shares out of the voting process and allowing the voting share non-included in the controlling shareholder agreement and the preferred shares to decide if they reject this operation or not.

If 50% +1 vote of the minority reject the proposal; the controlling shareholder is committed to withdraw the operation from discussion. I think this is the most powerful element to allow shareholders to decide if this operation is good or not for them; and it is an absolutely transparent approach to handle the issue. We are beyond what is required in our law; we are looking at the worldwide shareholders that can then decide on the validity of what we are offering.

Todd Ersnt:

Thank you.

Maurício:

Thank you, Todd, good talking to you.

Heidi Wood - Morgan Stanley:

Hello, Maurício, a couple of questions. One is about the structure and one about ACS.

Listening to you it sounds like, with this big thrust into the business, that market, Maurício, that when you talk about financial flexibility, it sounds like you are going to be dedicated to acquiring MRO shops globally to help support this (inaudible) business network that you are going to be building when your jets start to be delivered. Is that a correct way to be thinking kind of how you are laying out the next 5 years?

Maurício:

We are, we have to implement a solid service network for sure; some of them will be ours, others, the majority of them, will be certified by ourselves to operate with our products, but, for sure, I think that we are already moving it, we have the Nashville operations, the (inaudible) operation implemented here in Brazil, but I don’t see too many others belonging to us.

What I see is that there will be a lot of others that will be certified by us, however it is important to understand that this would imply a logistic press process that has to be developed and put in place as well. And this is relevant and represents investments, but not as much as acquiring facilities around the world.

Heidi Wood:

All right, and then with respect with this financial flexibility, can you also talk to us a little bit about how you are thinking about the defense market going forward? You know, folded in a kind of (inaudible) that has been cancelled, what is your newest update on your thinking about penetrating the US market?

Maurício:

I think the ACS cancellation was something to regret but, if I can say, I think that the Embraer’s perception from the US Armed Forces today is much better than at the point we entered and presented ourselves. The contract was not awarded at the end but, however it was clear, very clear, the integrity, professionalism, effectiveness in which we dealt with this program and our agility in responding to the changes that were there put in place.

So, there are other opportunities in the USA and we are pursuing that – but nothing to happen soon, but we will be there. And I think that today we are in a better shape than when we entered into that market.

Looking at the defense market, defense operations have been traditionally financed by contracts; if this is going to keep being like that? Maybe yes maybe not, but it is something we have to be aware that eventually, with budgetary restrictions that we see everywhere, this may become an issue.

And, again, the flexibility that we are adding today, or by the time approved by shareholders, it will be important to allow us to look with strength to an eventual change in this scenario.

Heidi Wood:

When you think about use of cash with this additional flexibility, should we think about it very much focused towards the business jet market or do you see yourself using this flexibility to buying whatever properties that might come available in the US defense market or related markets?

Maurício:

On both alternatives that you presented by far, the executive jet business will represent much more of our intents and attentions than the other one. Acquiring companies abroad is something very complicated; we are talking about different cultures, different constraints, and this is always very complicated, this does not mean that it is impossible, this means just that it is complex and complicated.

However, the expansion of our own activities, in our own facilities, in our own capabilities is very fair to consider; if you talk about business jets, you have to handle this as effect; you have to expand our presence by different ways.

Heidi Wood:

OK, thank you so much, Maurício.

Maurício:

Thank you, Heidi.

Operator:

This concludes today’s Q&A session; I’d like to invite Mr. Botelho to proceed with his closing statements.

Maurício:

I want to thank all of you for your attention, I think that we are, I can say that we are very happy with this outcome; I think that if you look at things that concern why we are doing this operation today, I would say that, at the right time, we did it because we thought it was the proper time in doing it, just because we don’t need it. Because if we do under pressure, then, that is a problem, then maybe this is not the right thing and maybe you do not take the best benefit for the company.

It was the right time to do it, we solved the issue of flexibility in capital, we solved the issue in a permanent, solid and very fair way, the issue of the controlling shareholder agreement, and this is, I think, we are, again, building enough stability for the company for the future.

I want to thank all of you for your attention and I will be pleased to talk with all of you again soon.

Thank you.

Operator:

That does conclude today’s conference call. Thank you very much for your participation and have a good day.